
Mail Stop 3030

December 15, 2009

Corporation Service Company
As Agent for Service for
China Electric Motor, Inc.
2711 Centerville Road
Suite 400
Wilmington, DE 19808

> **Re:** **China Electric Motor, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 4, 2009**
> **File No. 333-162459**

Dear Sir/Madam:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Share Exchange, page 3

1.   We note your response to prior comment 5. Please expand the third paragraph of this section to identify the unaffiliated third party who received $250,000 and the reason for the payment.

2.      We note your response to prior comment 9.  Please expand the disclosure here to explain the extent to which your officers and directors are also officers and/or directors of related entities, including Excel Profit, Attainment, Luck Loyal, and Shenzhen YuePengCheng.  Also disclose the individual who is the sole shareholder in Excel Profit.

<u>Corporate Structure, page 4</u>

3.      Disclose your response to comment 8 in the filing.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Thomas J. Poletti, Esq.